DAVIS LLP | LEGAL ADVISORS SINCE 1892

RECEIVED
2008 MAY -7 P 1:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FROM THE OFFICE OF	Joy Syho
DIRECT LINE	604.443.2643
DIRECT FAX	604.605.4879
E-MAIL	jsyho@davis.ca
FILE NUMBER	67952-00001

April 30, 2008

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

08002371

SUPPL

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
JSS/ct

Encs.

PROCESSED
MAY 12 2008
THOMSON REUTERS

Date: April 30, 2008 Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	April 3, 2008
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	N/A

(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A

(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	April 3, 2008
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	

(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR08-05** **April 3, 2008**

Paragon Update on Drilling at South Tally Pond VMS Project

Paragon Minerals Corporation ("Paragon", PGR.TSX-V) is pleased to provide an update on its planned 10,000-metre diamond drill program at the Lemarchant Prospect on the South Tally Pond base metal property. A total of nine drill holes (2,352 metres) have now been completed on the property with five drillholes (two in progress) planned to be completed before mid-April.

The first phase of the drill program was designed to test the on-strike and along dip extensions of the precious metal-rich massive sulphide mineralization intersected by Paragon last year in drillholes LM07-15 and 17, where massive sulphides grading up to 9.46% zinc, 2.13% lead, 0.81% copper, 73.44 g/t silver, 1.85 g/t gold were intersected over 14.6 metres (see Paragon News Release dated January 18, 2008).

The first nine drillholes were aimed at testing the north extension of the massive sulphide mineralization intersected in drillhole LM08-17 (Section 104+00N) at 50, 100 and 200 metres step outs. The drilling 50 and 100 metres north of the LM08-17 is complicated by an east-west trending fault zone that transects the property. As a result, five of the nine drillholes completed to date did not reach the projected target. Although the target stratigraphy is present, drilling has moved further to the north (200 metres step out), outside of the influence of this fault. Notable results from the first five holes are shown below.

Hole*	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LM08-19	2.30	9.50	7.20	0.49	0.30	0.06	14.14	0.13
	94.50	99.00	4.50	0.57	0.52	0.23	92.50	1.92
LM08-22	65.60	71.00	5.40	0.53	0.12	0.06	59.70	0.46
LM08-23	94.00	101.00	7.00	1.36	0.23	0.16	15.81	0.22

* True width currently unknown due to folding of host rocks and stringer to disseminated nature of sulphides.

North of the east-west trending fault zone, a predictable felsic sequence has been intersected and consists of thick sequences of strongly altered, mineralized felsic volcanic rocks. Mineralization consists of up to 25% disseminated to stringer sulphides (pyrite, sphalerite, chalcopyrite and galena) hosted within intensely altered (sericite, chlorite, silica) felsic volcanic sequences. Two of the drillholes (LM08-28 and 29) have intersected up to 9.4 metre thick intervals of semi-massive to massive pyrite-pyrrhotite-magnetite mineralization with minor base metal contents. The favourable felsic volcanic rocks show an increase in thickness to the west and the coarser nature of the felsic stratigraphy (rhyolite breccias) is suggestive of a more proximal environment. All assays from these drillholes are pending.

"Although the first nine drill holes have not extended the grade and width of the massive sulphide mineralization intersected last year, we are very encouraged with the presence of significant stringer base metal mineralization, very strong hydrothermal alteration and the thick accumulations of massive to semi-massive pyrite-pyrrhotite mineralization - all excellent indications of a large mineralizing system" stated Michael Vande Guchte, President & CEO of Paragon Minerals Corporation. "The drilling to the north has provided some important information that suggests the favourable felsic rocks thicken to the west and is

pointing us to the possible centre of the mineralizing system at the Lemarchant Prospect. We have over 7,500 metres left in our drill budget to test for the continuation of the massive sulphides".

The South Tally Pond Project is located in the same volcanic belt and has strong similarities to the rocks that host Teck-Cominco's Duck Pond Mine. Paragon has a significant land position covering 32,450 hectares immediately southwest of the Duck Pond Mine. The project is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in the property.

Sections and plan maps will be available on the Company website at www.paragonminerals.com

---

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on gold and base metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person - *The South Tally Pond project work is being carried out and supervised by Qualified Person David Copeland, M.Sc., P.Geo. Samples were analysed for Au (1 assay ton), Ag, Cu, Pb and Zn at Eastern analytical labs in Springdale, NL from sawn NQ-sized half core sections. Sample pulps were shipped to ALS Chemex in North Vancouver, BC for analysis for 27-element ICP analysis on all samples and check assays of significant base and precious metal bearing samples. Data quality is monitored through the insertion of control samples comprising one prepared base and precious metal standard and one blank sample for every 20 samples of natural diamond drill core. Check assays are currently pending for each hole. All control samples conformed to the accepted contained grades of base and precious metals.*

<u>**Forward-looking statements**</u> - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.*

Forward-looking statements in this document include statements regarding current and future exploration results and programs. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

END

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver, BC CANADA V6C 2V6